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SEC FILE NUMBER
8-37383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 West 40th Street
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Ste B20, Bethlehem, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Rurik B. Halaby, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc. (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ODRA E SARAVIA
Notary Public
State of New Jersey
My Commission Expires Mar 26, 2020

Rurik B. Halaby, President

Sworn and subscribed to before me this 17th day of February, 2018.

This report contains (check all applicable boxes):**

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of AgriCapital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AgriCapital Securities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and computation of net capital under rule 15c3-1 of the Securities and Exchange Commission (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AgriCapital Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AgriCapital Securities, Inc.'s management. Our responsibility is to express an opinion on AgriCapital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AgriCapital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of AgriCapital Securities, Inc.'s financial statements. The supplemental information is the responsibility of AgriCapital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as AgriCapital Securities, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 19, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

AGRICAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

Assets	
Cash and equivalents	$ 32,431
Prepaid expense	1,152
Total Assets	$ 33,583

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable & accrued expenses	$ 3,000
Due to parent company	11,830
Total Liabilities	14,830
Stockholder's equity	
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares	100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding	-
Additional paid in capital	60,621
Retained earnings	(41,968)
Total Stockholder's Equity	18,753
Total Liabilities and Stockholder's Equity	$ 33,583

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Interest and dividends	$ 35
Total	35
Expenses	
Regulatory fees and expenses	1,853
Other operating expenses	15,757
Total operating expenses	17,610
Net loss	$ (17,575)

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows used in operating activities:		
Net loss	$	(17,575)
Adjustments to reconcile net loss to net cash (used) from operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable		1,500
Net cash (used) from operating activities:		(16,075)
Cash flows from financing activities:		
Increase in due to parent company		15,843
Net cash provided by financing activities:		15,843
Net decrease in cash		(232)
Cash and cash equivalents at beginning of year		32,663
Cash and cash equivalents at end of year	$	32,431

Supplemental Disclosure:

Schedule of non-cash investing and financing transactions		
Capital contributions by parent company	$	4,013

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid In Capital	Retained earnings	Total
Balance, January 1, 2017	$ 100	$ 56,608	$ (24,393)	$ 32,315
Net loss	-	-	(17,575)	(17,575)
Non-cash capital contributions		4,013	-	4,013
Balance, December 31, 2017	$ 100	$ 60,621	$ (41,968)	$ 18,753

See independent auditor's report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph (k)(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of Federal and State corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation Tax.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

3. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $17,601, which was $12,601 in excess of the amount required.

4. *CURRENT AND FUTURE OPERATIONS*

The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

5. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation.

The Company has an expense sharing agreement with AgriCapital Corporation, its parent. During the year ended December 31, 2017, the Company incurred $14,342 of costs pursuant to this agreement. During 2017, AgriCapital Coropration forgave debt from the Company in the amount of $4,013.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 2017, the Company does not have any outstanding commitments or contingencies.

7. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 19, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

AGRICAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:	
Total stockholder's equity	$ 18,753
Deductions and/or charges:	
Non-allowable assets:	(1,152)
Net capital before haircuts on securities positions	17,601
Haircuts on securities positions	-
Net Capital	$ 17,601
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 14,830
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 12,601
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 11,601
Ratio: Aggregate indebtedness to net capital is	84%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2017)	
Net capital as reported in Company's Part IIA unaudited Focus Report	$ 17,601
Audit adjustments	-
Net capital, per above	$ 17,601

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of AgriCapital Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) AgriCapital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which AgriCapital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) AgriCapital Securities, Inc. stated that AgriCapital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. AgriCapital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AgriCapital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 19, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

AgriCapital Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

AgriCapital Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

AgriCapital Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Rurik Halaby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Rurik Halaby, President 2/19/18